KPMG
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
P O Box 50
General Post Office
Hong Kong

Telephone +852 2522 6022
Fax +852 2845 2588
Internet www.kpmg.com.hk

April 6, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously engaged as principal accountants to audit the consolidated financial statements of Artificial Life, Inc. as of and for the year ended December 31, 2010. With effect from March 30, 2011 we were dismissed. We have read Artificial Life, Inc's statements included under Item 4.01 of its Form 8-K dated April 6, 2011 and we agree with such statements, except that we are not in a position to agree or disagree with Artificial Life, Inc.'s statement that the dismissal of KPMG was approved by the audit committee.

Very truly yours,

Hong Kong, China